SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             FOR SEPTEMBER 03, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.        Description

Exhibit No. 1      Trading Statement - announcement dated 03 September, 2004





RELEASE TIME: 07:00 - 3rd September 2004


ALLIED DOMECQ PLC TRADING STATEMENT


                     ALLIED DOMECQ UP-BEAT AT CLOSE OF YEAR


Allied Domecq PLC stated that the key drivers of the business have continued to perform strongly in the second half of its financial year with earnings for the year ended 31 August, 2004 in line with expectations. This performance is based on robust growth from the core spirit brands, premium wine and the Quick Service Restaurants business.



The growth from the spirits portfolio has been led by strong core brand growth in the US, supported by good profit growth in Spain, the UK and Central Europe.
 Elsewhere, some markets remain challenging, but results are now tracking against weaker prior year comparatives. In the second half at constant exchange rates, Asia Pacific traded in line with last year and Latin America performed significantly ahead of last year. In aggregate, the core spirit brands recorded good global volume and market share growth, in particular, Ballantine's, Sauza, Malibu and Canadian Club. Allied Domecq's wine portfolio continued to deliver very strong profit growth resulting from the continuing focus on the premium market and the business continues on track to deliver its profit growth and its return on invested capital targets.



The Quick Service Restaurant business has continued to deliver excellent profit growth driven by product innovation and new store openings. Margins have also improved through cost efficiencies.



The impact of foreign exchange movements is broadly in line with previous guidance and the underlying performance of the business is strong.



Philip Bowman, Chief Executive of Allied Domecq PLC says:

"This has clearly been a positive second half to the year for Allied Domecq with good volume and value growth across our spirits, wine and QSR brand portfolios. The resulting strong organic growth from our businesses will allow Allied Domecq to report a further year of earnings growth despite the very significant adverse impact of currency movements during the year."



ENDS


Media enquiries:
Stephen Whitehead, Director of Group Corporate Affairs
Tel: +44 (0) 20 7009 3927
Mob: +44(0) 7880 783 532


Cardew Chancery
Anthony Cardew/Rupert Pittman
Tel: + 44 (0) 20 7930 0777


Investor enquiries:
Peter Durman, Director of Investor Relations
Tel: +44 (0) 7771 974817


Photography:

Original media photography available at www.newscast.co.uk



About Allied Domecq PLC - Brands People Want



Allied Domecq PLC is one of the world's largest premium spirits, wines and food service operations. A global company with annual sales of more than GBP3,317 million/$5,241 million*, Allied Domecq serves consumers through its operations in more than 50 countries, supported by 12,500 highly skilled employees. Core spirits brands include Ballantine's, Beefeater, Canadian Club, Courvoisier, Kahlua, Malibu, Maker's Mark, Sauza and Tia Maria. Allied Domecq's wine portfolio features Campo Viejo, Champagne Mumm, Champagne Perrier Jouet, Clos du Bois, and Montana. The company's international quick service restaurant holdings include Dunkin' Donuts, Baskin-Robbins and Togo , comprises more than 12,000 retail outlets. Allied Domecq's performance is driven by its globally recognised portfolio, its geographically diverse market and customer presence, and the talents of its people.



Allied Domecq is traded on both the London Stock Exchange (LSE:ALLD.L) and the New York Stock Exchange (NYSE:AED). Further information on the company can be found at www.allieddomecq.com.



* FY 2003


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

03 September, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary